UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Better Choice Company Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08771Y204

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 08771Y204

1.	Names of Reporting Persons. HEP Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) OO, IA

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

CUSIP No. 08771Y204

1.	Names of Reporting Persons. HH-Halo GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

CUSIP No. 08771Y204

1.	Names of Reporting Persons. HH-Halo GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

CUSIP No. 08771Y204

1.	Names of Reporting Persons. HH-Halo LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

CUSIP No. 08771Y204

1.	Names of Reporting Persons. Mack H. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, HC

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

CUSIP No. 08771Y204

1.	Names of Reporting Persons. Thomas O. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,511,538 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,511,538 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,538 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, HC

(1)	Includes 103,882 shares of Common Stock, that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.
(2)

Based upon (i) 29,241,317 shares of Common Stock outstanding as of November 8, 2021, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the issuer with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 103,882 shares of Common Stock that may be acquired by HH-Halo within 60 days upon the exercise of warrants to purchase shares of Common Stock from the issuer.

Item 1.

(a)	Name of Issuer

Better Choice Company Inc.

(b)	Address of Issuer’s Principal Executive Offices

12400 Race Track Road

Tampa, Florida 33626

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of HEP Partners LLC, a Delaware limited liability company (“HEP Partners”), HH-Halo GP LLC, a Texas limited liability company (“HH-Halo LLC”), HH-Halo GP LP, a Delaware limited partnership (“HH-Halo GP”), HH-Halo LP, a Delaware limited partnership (“HH-Halo”), Mack H. Hicks, and Thomas O. Hicks (collectively referred to herein as the “Reporting Persons”). HH-Halo is the direct beneficial owner of record of all the securities covered by this statement. HEP Partners is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, HH-Halo. Thomas O. Hicks is the managing member of, and may be deemed to indirectly beneficially own securities beneficially owned by, HEP Partners. HH-Halo GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, HH-Halo. HH-Halo LLC is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, HH-Halo GP. Mack H. Hicks is the manager of, and may be deemed to indirectly beneficially own securities beneficially owned by, HH-Halo LLC. HEP Partners and Thomas O. Hicks disclaim beneficial ownership of any securities beneficially owned by HH-Halo GP, HH-Halo LLC and Mack H. Hicks. HH-Halo GP, HH-Halo LLC and Mack H. Hicks disclaim beneficial ownership of any securities beneficially owned by HEP Partners and Thomas O. Hicks.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o HEP Partners LLC, 2200 Ross Avenue, Suite 5000, Dallas, Texas 75201.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number

08771Y204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 14, 2022	HEP PARTNERS LLC

	By:	/s/ Thomas O. Hicks
	Name:	Thomas O. Hicks
	Title:	Managing Member

HH-HALO GP LLC

	By:	/s/ Mack H. Hicks
	Name:	Mack H. Hicks
	Title:	Manager

HH-HALO GP LP

	By:	HH-Halo GP LLC
	Its:	General Partner

	By:	/s/ Mack H. Hicks
	Name:	Mack H. Hicks
	Title:	Manager

HH-HALO LP

	By:	HH-Halo GP LP
	Its:	General Partner

	By:	HH-Halo GP LLC
	Its:	General Partner

	By:	/s/ Mack H. Hicks
	Name:	Mack H. Hicks
	Title:	Manager

Thomas O. Hicks

/s/ Thomas O. Hicks

Mack H. Hicks

/s/ Mack H. Hicks

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by refence to Exhibit 99.1 to the Schedule 13G filed on April 27, 2020, by the Reporting Persons with the U.S. Securities and Exchange Commission).